Exhibit 8.1

List of major subsidiaries, VIEs and VIEs' subsidiaries

Subsidiaries	Place of Incorporation

Four Seasons Education (Hong Kong) Limited	Hong Kong

Shanghai Fuxi Information Technology Service Co., Ltd.	PRC

Variable interest entities	Place of Incorporation

Shanghai Four Seasons Education and Training Co., Ltd.	PRC

Shanghai Four Seasons Education Investment Management Co., Ltd.	PRC

VIEs’ subsidiaries	Place of Incorporation

Four Seasons Class Training Co., Ltd.	PRC

Shanghai Tongfang Technology Further Education School	PRC